UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Summit Midstream Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

86614G101
(CUSIP Number)

December 2, 2024
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Tall Oak Midstream Investments, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 946,541 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 946,541 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 946,541 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 8.16% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 946,541 shares of common stock of the Issuer (“Common Stock”) issuable in respect of an equivalent number of common units (“Common Units”) of the Partnership (as defined below) and class B common stock of the Issuer (“Class B Shares”) beneficially owned by the Reporting Persons.
(2)	Calculated assuming 11,595,226 shares of Common Stock outstanding based upon (i) 10,648,685 Common Stock outstanding as of November 8, 2024, as reported on the in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024, as increased by (ii) 946,541 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons.

Item 1(a).	Name of Issuer

Summit Midstream Corp (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

910 Louisiana Street, Suite 4200

Houston, TX 77002

Item 2(a).	Names of Persons Filing

This statement is filed by the Tall Oak Midstream Investments, LLC, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence

2575 Kelley Pointe Parkway, Suite 340

Edmond, Oklahoma 73013

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number

86614G101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The filing of this statement shall not be deemed an admission by the Reporting Person of beneficial ownership of the reported securities for purposes of Section 13(d) or Section 13(g) or any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below the Reporting Person certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2024

TALL OAK MIDSTREAM INVESTMENTS, LLC

By:	/s/ Max Myers
Name:	Max Myers
Title:	Managing Member

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